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                          June 11, 2021

       Philip Lembo
       Executive Vice President and Chief Financial Officer
       EVERSOURCE ENERGY
       300 Cadwell Drive
       Springfield, MA 01104

                                                        Re: EVERSOURCE ENERGY
                                                            Registration
Statement on Form S-4
                                                            Filed June 4, 2021
                                                            File No. 333-256783

       Dear Mr. Lembo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Marko Zatylny